Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-203664-03

Southwestern Public Service Company

(a New Mexico corporation)

$200,000,000 3.30% FIRST MORTGAGE BONDS, SERIES NO. 3 DUE 2024

Issuer:	Southwestern Public Service Company (a New Mexico corporation)
Issue Format:	SEC Registered
Expected Ratings*:	A2 (Stable)/A (Stable)/A- (Stable) (Moody’s/Standard & Poor’s/Fitch)
Security Type:	First Mortgage Bonds
Principal Amount:	$200,000,000 (Reopening of 3.30% First Mortgage Bonds, Series No. 3 due 2024, of which $150,000,000 was previously issued on June 9, 2014), for a total principal amount outstanding of $350,000,000.
Pricing Date:	September 9, 2015
Settlement Date:	September 16, 2015 (T+5)
Maturity Date:	June 15, 2024
Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing on December 15, 2015
Reference Benchmark Treasury:	2.00% due August 15, 2025
Benchmark Treasury Price / Yield:	98-05 / 2.208%
Re-offer Spread:	+105 bps
Re-offer Yield:	3.258%
Coupon:	3.30% (interest on the First Mortgage Bonds will accrue from June 15, 2015)
Price to Public:	100.298% of the principal amount of First Mortgage Bonds, plus accrued interest from June 15, 2015 to but excluding September 16, 2015 (the total amount of accrued interest on September 16, 2015 will be $8.34 per $1,000 principal amount of First Mortgage Bonds)
Net Proceeds to Issuer:	$199,296,000 (before transaction expenses)
Optional Redemption Provisions:
Make-Whole Call:	Prior to December 15, 2023, treasury yield +15 bps
Par Call:	On or after December 15, 2023
CUSIP/ISIN:	845743BP7/US845743BP75
Minimum Denominations:	$1,000
Joint Book-Running Managers:	KeyBanc Capital Markets Inc. Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

*Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling KeyBanc Capital Markets Inc., toll free at 1-866-227-6479, Scotia Capital (USA) Inc., toll-free at 1-800- 372-3930 or Wells Fargo Securities, LLC, toll free at 1-800-645-3751.